The NoBaked Company



ANNUAL REPORT

1200 Villa Pl

Nashville, TN 37212

0

https://nobakedcookiedough.com/

This Annual Report is dated May 2, 2022.

BUSINESS

NoBaked Cookie Dough specializes in gourmet cookie dough that can be eaten raw and baked. Starting in Nashville, TN in early 2017, NoBaked has grown into a booming e-commerce operation - shipping cookie dough across the United States. With a big vision ahead, the founders, Megan and Jimmy, are more focused than ever on making NoBaked accessible to every American. NoBaked launched on Amazon.com and Walmart.com in late 2020 and plans to launch into grocery stores in 2021.

Currently, NoBaked produces its dough for e-commerce in-house. This has given NoBaked the ability to scale up quickly to keep on pace with order volume while maintaining the product's integrity.

The NoBaked Company is the holding company that owns three subsidiaries. NoBaked LLC handles our 3 corporate scoop shop operations, NB IP Holding LLC holds our intellectual property, Eat The Dough LLC handles our online store operations, and NoBaked Franchising LLC handles our 3 franchised scoop shop operations.

Previous Offerings

The Company has raise reg cf funding in 2021.


REGULATORY INFORMATION



The company has not previously failed to comply with the requirements of Regulation Crowdfunding;



MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION


Operating Results – 2021 Compared to 2020

Circumstances which led to the performance of financial statements:

Over the course of 2019, we focused on expanding our retail presence which led to higher gross margins, and due to low sales volume per unit, there were operating losses and higher amount fixed expenses than variable costs.

During 2020 our company pivoted to a strategy that focused on converting our restaurant brand into a CPG brand. This resulted in lower gross margins significantly but allowed us to increase our sales volume by almost 75% year over year in spite of COVID decreasing our scoop shop revenue by over 50%. It also allowed us to access a wider customer base throughout the entire United States and acquire many new customers. Our company now operates with the majority of expenses as variable as opposed to fixed. We have increased our liquidity and decreased future risks associated with fixed expenses and will continue to focus on doing so while we scale.

Historical results and cash flows:

Our company has been pivoting our operational model since September 2019 to focus on consumer packaged goods instead of scoop shops. We do not believe 2019 to be representative at all of what investors can expect moving forward. During 2020 about 66% of our business was done online direct to consumers and 34% through our scoop shops. 2020 represents the middle of our pviot and we expect gross margins to continue to decrease, fixed costs to decrease as a percentage of sales, and variable expenses to increase with sales. We will be entering grocery stores throughout 2021 and our margins there will be lower than either of our past operational strategies while volumes much higher. We predict a 33% 33% 33% split between our three business units in 2021 and for grocery store sales to eclipse sales online and in our scoop shops during 2022. We expect fixed expenses to fall below 10% of sales over the next 2 years which is much different than 2019 where they made up over 80% of expenses. We expect these changes will allow our company to become profitable while still growing rapidly by 2022.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $34,518.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: First Home Bank
Amount Owed: $282,315.82
Interest Rate: 6.0%
Maturity Date: May 31, 2029

Creditor: Megan Feeman
Amount Owed: $40,300.00
Interest Rate: 0.0%
Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Ruth Megan Feeman

Ruth Megan Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: President and CEO
Dates of Service: March 31, 2017 - Present
Responsibilities: Managing the product, brand, and vision. Salary is $50,000.

Name: James M Feeman

James M Feeman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operations Officer
Dates of Service: July 31, 2017 - Present
Responsibilities: Managing company operations. Salary is $50,000.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Ruth Megan Feeman
Amount and nature of Beneficial ownership: 4,500,000

Percent of class: 50.0

Title of class: Common Stock
Stockholder Name: James M Feeman
Amount and nature of Beneficial ownership: 4,500,000
Percent of class: 50.0

RELATED PARTY TRANSACTIONS

Name of Entity: Megan Feeman
Relationship to Company: Officer
Nature / amount of interest in the transaction: Megan Feeman, the President and CEO of NoBaked, loaned the company an outstanding amount of $40,300 with her personal credit cards as of 2/1/2021.
Material Terms:

OUR SECURITIES

Common Stock

The amount of security authorized is 100,000,000 with a total of 9,000,000 outstanding.

Voting Rights

One vote per share.

Material Rights

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Our patents and other intellectual property could be unenforceable or ineffective.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

There are several potential competitors who are better positioned than we are to take the majority of the market

We will compete with larger, established [PRODUCTS] who currently have products on the markets and/or various respective product development programs. They have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the [PRODUCT] developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that that competition will intensify.

This is a brand-new company.

It has no history, no clients, no revenues. If you are investing in this company, it's because you think the [PRODUCT] is a good idea, that the IP Company will be able to secure the intellectual property rights to the [PRODUCT] and that the company will secure the exclusive marketing and manufacture rights to the [PRODUCT] from the IPCompany, that we will be able to successfully market, manufacture and sell the [PRODUCT], that we can price it right and sell it to enough people so that the company will succeed. We have yet to sell any vessels and we plan to market a vessel that has no commercial contemporaries. Further, we have never turned a profit and there is no assurance that we will ever be profitable

Even if we raise the maximum sought in this offering, we may need to raise extensive funds in order to be able to start manufacturing operations.

We estimate that we will require at least $[X] million to commence commercial production of the [PRODUCT]. We believe that we will be able to finance the commercial production of the [PRODUCT] throughpre-payment for orders. If we are unable to do so we may need to raise money from bank loans, future sales of securities or some combination thereof.

You can't easily resell the securities.

One of the Company's most valuable assets is its intellectual property. We currently hold 34 issued patents and the license to two additional patents, the Miller patents, as well as a number of trademarks, copyrights, Internet domain names, and trade secrets. We have 11 additional patents pending. We believe the most valuable component of our intellectual property portfolio is our patents and that much of the Company's current value depends on the strength of these patents. The Company intends to continue to file additional patent applications and build its intellectual property portfolio as we discover new technologies related to elliptical cycling and fitness.

Our financial review includes a going concern note.

Our ability to continue as a going concern for the next twelve months is dependent upon our ability to generate sufficient cash flows from operations to meet our obligations, and/or to obtain additional capital financing from our members and/or third parties. No assurance can be given that we will be successful in these efforts. These factors, among others, raise substantial doubt about our ability to continue as a going concern for a reasonable period of time.

Any valuation at this stage is pure speculation.

No one is saying the company is worth a specific amount. They can't. It's a question of whether you, the investor, want to pay this price for this security. Don't think you can make that call? Then don't invest.

Our business projections are only estimates.

There can be no assurance that the company will meet those projections. There can be no assurance that the company (and you will only make money) if there is sufficient demand for product, people think its a better option than the competition and [PRODUCT] has priced the services at a level that allows the company to make a profit and still attract business.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

The NoBaked Company

By /s/ Ruth Megan Feeman

Name: The NoBaked Company

Title: CEO

Exhibit A

FINANCIAL STATEMENTS

NoBaked Cookie Dough

Profit and Loss
January - December 2021

	TOTAL
Income	
Food Truck Fee Income	5,000.00
Online Sales	0.00
Amazon Refunds	-114.10
Amazon Sales	22,078.00
Amazon Shipping	552.97
Shopify Discounts	-22,574.90
Shopify Refunds	-4,441.97
Shopify Sales	417,851.58
Shopify Shipping	48,305.46
Total Online Sales	**461,657.04**
Royalty Income	18,508.93
Sales Tax Income	1,218.61
Storefront Sales	0.00
Delivery Sales	51,247.21
Discounts/Refunds Given (deleted)	-520.59
Gift Cards	-274.69
In Store Sales	111,654.24
Square Discounts & Comps	-1,062.94
Square Returns & Refunds	-96.26
Square Sales	138,880.27
Total In Store Sales	**249,375.31**
Total Storefront Sales	**299,827.24**
Wholesale Sales	442,129.43
Faire Sales	9,816.00
Faire Commission	-2,135.70
Faire Shipping	1,400.21
Total Faire Sales	**9,080.51**
Mable Sales	1,992.00
Mable Commission	-249.02
Mable Shipping	250.04
Total Mable Sales	**1,993.02**
Total Wholesale Sales	**453,202.96**
Total Income	**$1,239,414.78**
Cost of Goods Sold	
Amazon Seller Fees and Charges	3,858.68
Cost of Goods Sold	402,597.15

NoBaked Cookie Dough

Profit and Loss
January - December 2021

	TOTAL
PayPal Fees	4,179.23
Shipping	263,574.31
Shopify Fees	2,532.95
Square Fees	4,866.54
Total Cost of Goods Sold	**$681,608.86**
GROSS PROFIT	**$557,805.92**
Expenses	
Advertising & Marketing	224,296.11
Advertising/Promotional - Other	12,188.24
Amazon Advertising	4,169.44
Ambassador Commissions	5,804.64
Faire Promotions	842.65
Total Advertising & Marketing	**247,301.08**
Bank Charges & Fees	468.45
Charitable Contributions	1,000.00
Contractors	5,289.75
Employee Uniforms	234.54
Equipment Lease	19,018.72
Insurance	32,906.13
Interest Paid	1,610.03
Legal & Professional Services	79,764.35
Meals & Entertainment	1,845.06
Office Supplies & Software	105,853.17
Other Business Expenses	390.50
Payment Processing Fees	4,814.73
Payroll Expenses	
Employee Parking	16,037.48
Executive Compensation	2,200.00
Payroll Fees	8,761.35
Payroll Taxes	44,171.17
Salaries and Wages	394,273.06
Workers' Compensation	1,122.04
Total Payroll Expenses	**466,565.10**
QuickBooks Payments Fees	636.10
R&D Costs	520.00
Rent & Lease	160,610.26
Repairs & Maintenance	13,044.75
Research	118.63
Restaurant Supplies	5,696.91
Taxes & Licenses	2,149.27
Travel	6,269.87

NoBaked Cookie Dough

Profit and Loss

January - December 2021

	TOTAL
Utilities	16,011.78
Total Expenses	**$1,172,119.18**
NET OPERATING INCOME	**$ -614,313.26**
Other Income	
Other (Non-Taxable) Income	561,933.83
PayPal Debit Card Cash Back	742.49
Total Other Income	**$562,676.32**
NET OTHER INCOME	**$562,676.32**
NET INCOME	**$ -51,636.94**

Note
Unaudited - No Assurance Is Provided - For Management Review Only

CERTIFICATION

I, Ruth Megan Feeman, Principal Executive Officer of The NoBaked Company , hereby certify that the financial statements of The NoBaked Company included in this Report are true and complete in all material respects.

Ruth Megan Feeman

CEO